FILED PURSUANT TO

RULE 424(B)(1)

REGISTRATION NO. 333-108236

ChipPAC, Inc.

$143,830,000 2.50% Convertible Subordinated Notes

Due 2008, the Class A Common Stock

Issuable Upon Conversion of the Notes and

2,007,983 Shares of Class A Common Stock

This prospectus relates to:

•	$143,830,000 aggregate principal amount of our 2.50% convertible subordinated notes due 2008,

•	17,840,487 shares of our Class A common stock issuable upon conversion of the notes and

•	an additional 2,007,983 shares of our Class A common stock.

We issued the notes in private placements on May 28, 2003 and June 5, 2003. The additional 2,007,983 shares of our Class A common stock were originally issued in a private placement on July 13, 2000. This prospectus will be used by the selling security holders to resell their notes, the Class A common stock issuable upon conversion of the notes and the additional Class A common stock. We will not receive any proceeds from the sale of these securities although we have paid the expenses of preparing this prospectus and the related registration statement.

We will pay interest on the notes on each June 1 and December 1, beginning December 1, 2003. The notes will mature on June 1, 2008. The notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of our Class A common stock. The notes are convertible at a conversion price of $8.062 per share which is equal to 124.0387 shares of our Class A common stock per $1,000 principal amount of notes, subject to adjustment in some circumstances.

Holders may require us to repurchase their notes upon a change in control.

The notes are eligible for trading in The PORTAL Market, a subsidiary of The Nasdaq Stock Market, Inc. Our Class A common stock is listed on The Nasdaq Stock Market’s National Market under the symbol “CHPC.” On November 19, 2003, the last reported sale price of our Class A common stock on the Nasdaq National Market was $7.59 per share.

Investing in the notes and our Class A common stock involves risks. See “ Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 24, 2003.

i

ABOUT THIS PROSPECTUS

This prospectus is a part of the registration statement that we filed with the Securities and Exchange Commission, or SEC. The selling security holders named in this prospectus may from time to time sell the securities described in this prospectus. You should read this prospectus together with additional information described below under the next headings “Where You Can Find More Information” and “Incorporation by Reference.”

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. In this prospectus, the “company,” “ChipPAC,” “we,” “us” and “our” refer to ChipPAC, Inc. Our principal executive offices are located at 47400 Kato Road, Fremont, California, 94538, and our telephone number is (510) 979-8000.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street N.W., Judiciary Plaza, Washington, D.C. 20549.

You can also obtain copies of these materials from the public reference facilities of the SEC at prescribed rates. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that makes available reports, proxy statements and other information regarding issuers that file electronically with it. Our website is at www.chippac.com.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we filed with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below into this prospectus, and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act” (excluding any information furnished pursuant to Item 9 or Item 12 on any current report on Form 8-K), until our offering is complete. The documents we incorporate by reference are:

•	Our Annual Report on Form 10-K for the year ended December 31, 2002 filed on March 31, 2003.

•	Our Proxy Statement on Form 14A filed with the SEC on April 14, 2003.

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 filed on May 14, 2003.

•	Our Current Report on Form 8-K filed with the SEC on May 22, 2003.

•	Our Current Report on Form 8-K filed with the SEC on June 5, 2003.

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 filed on August 8, 2003.

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 filed on November 12, 2003.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

ChipPAC, Inc.

47400 Kato Road

Fremont, California 94538

Attention: Corporate Secretary

Telephone: (510) 979-8000

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the “Securities Act” and Section 21E of the Exchange Act that are subject to the “safe harbor” created by those sections. Some of the forward-looking statements can be identified by the use of forward-looking terms such as “believes”, “expects”, “may”, “will”, “should”, “could”, “seek”, “intends”, “plans”, “estimates”, “anticipates” or other comparable terms. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements, including those factors discussed in this prospectus in “Risk Factors” and in the documents incorporated by reference herein.

Factors that could cause actual results to differ from those reflected in forward-looking statements relating to the operations and business of ChipPAC include:

•	our business;

•	our growth strategy;

•	our dependence on continuous introduction of new services based on the latest technology;

•	our ability to compete in the intensely competitive semiconductor packaging and test foundry industry;

•	our strategy of pursuing long-term partnership agreements and strategic acquisitions;

•	risks associated with our international business activities and with acquisition and integration of acquired companies;

•	our dependence on proprietary information and technology and key personnel;

•	conditions in the semiconductor packaging and test foundry industry;

•	our response to general economic conditions, including economic conditions related to the semiconductor packaging and test foundry industry;

•	our response to political unrest, war, acts of terrorism and disease epidemics in the regions where we have operations;

•	our fluctuating quarterly results;

•	liquidity and capital expenditures;

•	our future financial position and sources of revenue; and

•	our ability to acquire materials, equipment or supplies.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

OUR COMPANY

ChipPAC is one of the world’s largest independent providers of semiconductor packaging, test, and distribution services. We offer one of the broadest portfolios of packages and test services for integrated circuits. We supply packaging solutions to some of the leading semiconductor companies servicing the computing, communications, consumer, automotive and industrial markets. We are a leader in providing high end packaging solutions, including ball grid array packages, or BGA packages, chip scale packages, or CSP packages, the most advanced types of mass produced packages, flip-chips and stacked die packages. In addition to providing assembly and test services on a global basis, we are the largest independent semiconductor packaging and test service provider in mainland China. As consumers demand smaller electronic devices with more functionality, there is a greater requirement for power regulation and generation, which we expect to drive demand for our power packages. We are a leader in high-volume assembly, test and distribution of discrete and analog power packages. We are also one of the leading providers of advanced packaging products that address the needs of semiconductors used in wireless LAN and handset applications, including chip-scale and stacked die technologies.

Our online design and characterization process, referred to as SmartDESIGN™, is a proprietary web-based design collaboration system that we believe provides a higher rate of product qualification, improved technical performance and shorter time-to-market service for our customers. This system enables us to link to our customers via the Internet to aid with the performance of package design, electrical, thermal and mechanical analysis and to model end system performance.

Outsourcing of packaging and test services to independent packagers like ChipPAC continues to expand due to several factors, including time-to-market pressures, cost reduction, resource allocation, equipment utilization, the increased technological complexity of packaging and the growth of fabless semiconductor manufacturers. Historically, outsourced semiconductor manufacturing services have grown faster than the semiconductor market as a whole. Management believes that the reduced investments in assembly and test capacity by semiconductor manufacturers over the past two years will position outsource providers well to capture a greater percentage of future volume levels. The packaging and test industry is highly fragmented as we compete against a number of established independent packaging houses as well as the internal capabilities of some of our largest customers.

The semiconductor industry has historically experienced volatility with sharp periodic downturns and steep volume ramps. These downturns have been characterized by, among other things, diminished product demand, excess production capacity and accelerated erosion of selling prices. The semiconductor industry is presently recovering from a downturn, and we expect conditions to continue to improve in 2003 and 2004.

Our headquarters are located in Fremont, California, and our manufacturing facilities are strategically located in China, Malaysia and South Korea, to address the global needs of our customers. We have design personnel located at customer sites, as well as design centers located in Arizona, China, Malaysia and South Korea to provide 24-hour design support to our customers.

Competitive Strengths

We believe that we differentiate ourselves from our competitors by the following factors:

•	High End Technology Expertise—We are one of the world’s largest providers of outsourced substrate based packages, which accounted for approximately 60.3% and 53.4% of our packaging revenue for the years ended December 31, 2002 and 2001, respectively. Our substrate based packages are used for most high-end applications such as computing, wireline and wireless communications devices, gaming, and stacked die packages for portable applications. Our advanced package portfolio also includes next generation flip-chip technology for system on a chip, or SOC, which is used in network servers and telecom switching devices, as well as single and multi-die CSP packaging for digital signal processors, or DSPs, and other chipsets for wireless handset, wireless LAN, and other portable handheld equipment such as PDAs. In addition, we have critical expertise for testing radio frequency, or RF, devices. We believe that our advanced technology expertise and our commitment to research and development will enable us to continue to drive the development of solutions for next generation semiconductor packages.

•	Leader in Growing Power Discrete, Power Management and Analog Segment—We are a leader in high-volume semiconductor assembly and test services for discrete, analog, RF and mixed-signal technologies, for small signal and power applications. Power products manage the electricity requirements for multiple components, ensuring an accurate and efficient flow of voltage so electronic devices run longer and more efficiently. As electronics become increasingly more complex, portable and performance-driven, the demand for power regulation and management increases significantly. A broad and fast-growing range of end markets, including portable devices, household appliances, computers, automotive systems and telecommunications, will continue to drive power semiconductor usage and the demand for our power products.

•	Strategic Geographic Diversification—We are strategically located to take advantage of industry outsourcing trends. In-Stat predicts that within the next nine years, China will be the second largest market in the world for semiconductors. Our Shanghai, China facility, which was established in 1994, is the largest packaging and test provider in China, and we are the first independent provider of chip-scale BGA packages in that country. We provide local content for products sold into the Chinese market, including cellular telephones, computers and portable devices, where local content requirements are being driven by the Chinese government. Our high-volume packaging site for advanced BGA packages is in Ichon, South Korea, which is significant for its proximity to large semiconductor customers and to an available pool of highly-skilled research and development and technical staff. Our Malaysian facility in Kuala Lumpur positions us to benefit from the growth in fabless manufacturing taking place in Southeast Asia. Our headquarters in Silicon Valley and state-of-the-art research and development facilities in Arizona and South Korea are located near our customers and provide us with the ability to work on a 24-hour-basis with our customers in the design process and in supply chain management.

•	New and Diversifying Customer Base—In 2002, we continued to diversify and broaden our customer base to over 80 customers worldwide. Our customers are comprised of some of the largest companies in the semiconductor industry. Our largest customer accounted for 16.6% of our total sales in 2002, down from 20.2% of total sales in 2001, and was 15.5% for the nine months ended September 30, 2003.

•	Among the Leaders in Growing Test Services—Through our long-term partnerships and existing customer base, we are well positioned to capitalize on the rapid growth of outsourced testing by semiconductor producers. This growth in outsourced testing is driven by the increasing demand for RF, mixed-signal and high performance logic devices that require greater capital expenditures on testing equipment. We have made significant capital expenditures on testing equipment that provides us with the capability to test mixed-signal, digital logic, memory, power and RF devices. By increasing our emphasis on our test business and adding capacity, we have significantly increased our test revenue over the past several years, and we expect this growth to continue. Our test business revenue grew to $56.2 million in 2002, an increase of $10.7 million from $45.5 million in 2001.

Business Strategy

Our business strategy is to utilize our core strengths in manufacturing and our leadership in technology to take advantage of our outsourcing relationships with semiconductor manufacturers and fabless semiconductor manufacturers. To achieve these goals, we will:

•	continue to implement long term partnership agreements to further strengthen our technology partnerships with key customers and to expand our customer base;

•	expand our testing business to capitalize on the growing trend for outsourced testing services;

•	utilize our product breadth, technology and geographic locations to secure relationships with new and existing semiconductor foundries that are servicing the fabless semiconductor manufacturers;

•	pursue strategic acquisitions in the fragmented packaging and test industry, including acquisitions of facilities owned by semiconductor manufacturers; and

•	develop new packaging technology that will attract new customers and allow us to become early stage partners with our customers in new semiconductor designs.

RISK FACTORS

You should carefully consider the following factors in addition to the other information set forth and incorporated by reference in this document in analyzing an investment in the notes and the common stock issuable upon conversion of the notes. We believe that the risks and uncertainties described below are the current material risks facing us, but they are not the only ones facing our company. Additional risks not currently known to us or that we currently believe are immaterial may impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations will likely suffer.

Risks Relating to the Notes

Our substantial indebtedness could adversely affect our financial health, make us vulnerable to adverse economic and industry conditions and prevent us from fulfilling our obligations under the notes.

As of September 30, 2003, we had total indebtedness of $365.0 million, stockholders equity of $89.9 million and a ratio of debt to equity of 4.1 to 1.0. Our substantial indebtedness could have important consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions by, among other things, limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thus reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	place us at a competitive disadvantage relative to our competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds or pay cash dividends. Furthermore, failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations.

Despite our current levels of indebtedness, we still may be able to incur substantially more debt, which could increase the risks created by our substantial indebtedness described above.

The indenture governing the notes does not contain any limitation on the amount of debt that we may incur. As a result, we may be able to incur substantial additional indebtedness in the future. Although the indenture governing the existing senior subordinated notes and the agreement governing our senior credit facility contain certain restrictions on our ability to incur additional debt, these restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these exceptions could be substantial. Also, such restrictions do not prevent us from incurring obligations that do not constitute indebtedness. For example, the indenture for the existing senior subordinated notes permits us to incur additional indebtedness if we meet a test measuring our cash flow relative to our required interest payments and, in any event, allows us to incur substantially more debt under our senior credit facility, which provides for revolving loans of up to $50.0 million, including letters of credit. We also have the ability to increase our revolving credit line by $25.0 million without further consent from our existing lenders. All of the borrowings under our senior credit facility are secured by our assets and those of our subsidiaries, except those of our Chinese operating subsidiary. The indenture for our 8% convertible notes does not limit our ability to incur additional indebtedness. The addition of new debt to our current debt levels could intensify the debt-related risks that we now face and that are described above.

We may not be able to generate the necessary amount of cash to service our indebtedness, which may require us to refinance our indebtedness or default on our scheduled debt payments. Our ability to generate cash depends on many factors beyond our control.

Our historical financial results have been, and our future financial results are anticipated to be, subject to substantial fluctuations. We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or at all, or that future borrowings will be available to us under our senior credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. In addition, because our senior credit facility has variable interest rates, the cost of those borrowings will increase if market interest rates increase. If we are unable to meet our expenses and debt obligations, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or raise equity. We cannot assure you that we would be able to refinance any of our indebtedness, sell assets or raise equity on commercially reasonable terms, or at all, which could cause us to default on our obligations and impair our liquidity.

Your right to receive payments on the notes is junior to the company’s existing and any future senior indebtedness. It is possible, therefore, that you may receive no compensation of any kind relating to the notes if there is a bankruptcy, liquidation or similar proceeding affecting us.

The notes will be unsecured and subordinated in right of payment to all of our existing and future senior indebtedness. Generally, the indenture defines senior indebtedness as all of our indebtedness other than any indebtedness that expressly states that it is subordinated to, or pari passu with, the notes. As a result, in the event of our bankruptcy, liquidation or reorganization or a similar proceeding relating to us or our property, or an acceleration of the notes due to an event of default, our assets will be available to pay obligations under the notes only after all senior indebtedness has been paid in full, and therefore we may not have sufficient funds to satisfy our obligations relating to the notes. The notes rank behind our guarantee of our subsidiary’s senior credit facility and existing 12¾% senior subordinated notes. In addition, the senior credit facility and the 12¾% senior subordinated notes are guaranteed by most of our other subsidiaries and the notes do not have the benefit of any subsidiary guarantees. The notes will also rank behind all of our future borrowings, except any future payable that expressly provides that it ranks pari passu with, or is subordinated in right of payment to, the notes.

In addition, all payments on the notes will be blocked in the event of a payment default on our senior debt, including borrowings under our subsidiary’s senior credit facility and existing 12¾% senior subordinated notes, and may be blocked for specified periods in the event of non-payment defaults on certain senior debt.

As a holder of debt securities, you would typically have equal rights to your ratable share with other holders of debt of the same class as the notes, including our 8% convertible notes, of any assets remaining after we have paid off all of the debt senior to the notes. However, the indenture governing the notes requires that amounts otherwise payable to holders of the notes in a bankruptcy, liquidation or similar proceeding be paid to holders of debt senior to the notes instead. Consequently, holders of the notes may receive less, ratably, than holders of trade payables or other debt of the same class in this type of proceeding.

We conduct all of our operations through our subsidiaries. The notes will not be guaranteed by any of our subsidiaries, and therefore the notes will be structurally subordinated to all liabilities of our subsidiaries, including our subsidiaries’ guarantees of the senior credit facility and 12¾% senior subordinated notes and their trade payables and claims of preferred stockholders, if any. Any right of ours to receive assets of any subsidiary upon its bankruptcy, liquidation, reorganization or similar proceeding, and the consequent right of the holders of the notes to participate in those assets, will be subject to the prior claims of that subsidiary’s creditors.

As of September 30, 2003, the amount of our indebtedness which constitutes indebtedness senior to the notes, including our guarantee of the senior credit facility and existing 12¾% senior subordinated notes, was $165.0 million. In addition, as of September 30, 2003, our subsidiaries had $259.8 million of outstanding indebtedness and other liabilities, including their guarantees of the senior credit facility and 12¾% senior subordinated notes, as well as trade payables. All of such indebtedness would be structurally senior to the notes.

We are a holding company and conduct all of our operations through our subsidiaries, which may affect our ability to make payments on the notes.

ChipPAC, Inc. is a holding company that derives all of its operating income from, and holds substantially all of its assets through, its subsidiaries, none of which will guarantee the notes. As a result of this structure, our cash flow and our ability to service our debt, including the notes, depend upon the earnings of our subsidiaries, and on the distribution to us of such earnings, or loans or other payments by our subsidiaries to us.

Our subsidiaries are separate and distinct legal entities that have no obligation to pay any amounts due on the notes. Our subsidiaries are not required to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the notes.

If the company undergoes a change of control (as defined in the indenture governing the notes) we may need to refinance large amounts of our debt, including the notes, our existing 12¾% senior subordinated notes, our 8% convertible notes and borrowings under the senior credit facility. If a change of control occurs, we must offer to buy back the notes for a price equal to 100.0% of the principal amount of the notes, plus any accrued and unpaid interest to the date of the purchase. We cannot assure you that there will be sufficient funds available for us to make any required repurchases of the notes upon a change of control. In addition, our senior credit facility will prohibit us from repurchasing the notes until we first repay the senior credit facility in full, and the indenture governing our 12¾% senior subordinated notes requires us to meet financial tests before prepaying subordinated debt like the notes. If we fail to repurchase the notes in that circumstance, we will go into default under the indenture governing the notes and by virtue of the cross-default provisions contained in our other debt instruments, the senior credit facility and the indenture governing our existing 12 ¾% senior subordinated notes.

A change of control for purposes of the indenture governing the notes may also constitute a change of control under the indenture governing our existing 12¾% senior subordinated notes or a default under our senior credit facility, which would require that we offer to buy back our existing 12¾% senior subordinated notes and offer to repay all borrowings under the senior credit facility, along with these notes. Any future debt which we incur may also contain restrictions on repayment upon a change of control. If any change of control occurs, we cannot assure you that we will have sufficient funds to satisfy all of the company’s debt obligations. These buyback requirements may also delay or make it harder for others to effect a change of control. In addition, certain other corporate events, such as leveraged recapitalizations, that would increase our level of indebtedness, would not constitute a change of control under the indenture governing the notes.

Federal and state laws allow courts, under specific circumstances, to void debts and require holders of debt securities to return payments received from debtors.

We used a significant portion of the net proceeds from the offering of the notes to repay our existing senior credit facility. If a bankruptcy proceeding or a lawsuit is initiated by the company’s unpaid creditors, the debt which we incurred to repay our existing senior credit facility, including the notes, may be reviewed under federal bankruptcy laws and comparable provisions of state fraudulent transfer laws. Under these laws, the debt of the company could be voided, or claims in respect of the debt could be subordinated to all other debt if, among other things, the company:

•	received less than reasonably equivalent value or fair consideration for the incurrence of such debt;

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the remaining assets of the company constituted unreasonably small capital; or

•	intended to incur, or believed that the company would incur, debts beyond our ability to pay such debts as they mature.

In addition, you may be required to return to a fund for the benefit of creditors any payments received from us in respect of the notes.

The measures of insolvency for these purposes will vary depending upon the fraudulent transfer law applied in any proceeding to determine whether such a transfer has occurred. Generally, however, a debtor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that we are not insolvent, do not have unreasonably small capital for the business in which we are engaged and have not incurred debts beyond our ability to pay such obligations as they mature. We cannot assure you, however, as to what standard a court would apply in making such determination, or that a court would agree with our conclusion in this regard.

We cannot assure you that an active trading market will develop for the notes.

There has been no public market for the notes. In addition, both the liquidity and the market price quoted for these notes may be adversely affected by changes in the price of our Class A common stock, changes in the overall market for convertible securities and by changes in our financial performance or prospects, or in the prospects for companies in our industry generally. In particular, the price of the notes may fluctuate with our stock price since the notes are convertible into stock. As a result, we cannot assure you that an active or stable trading market will develop or continue for these notes. We also cannot guarantee that the notes will trade in the same or like manner as our existing 12¾% senior subordinated notes or 8% convertible notes.

Risks Relating to ChipPAC, Inc.’s Class A Common Stock

Our stock price has fluctuated significantly in the past, and the market price of our Class A common stock may be lower than you expect.

Over the past two years, the price of our Class A common stock has fluctuated significantly, ranging from a low of $0.99 to a high of $12.55 per share. Fluctuations in our stock price could continue. Among the factors that could affect the stock price are:

•	quarterly variations in our operating results;

•	earnings below analysts’ estimates;

•	rating changes by research analysts;

•	strategic actions by us or our competitors, such as acquisitions;

•	the financial performance of other publicly traded companies in our industry;

•	general market conditions; and

•	general economic factors unrelated to our performance.

The stock markets in general, and the markets for technology companies in particular, have experienced a high degree of volatility not necessarily related to the operating performance of particular companies. We cannot provide assurances as to our stock price.

Some of our long-time stockholders have the right to require us to register the public sale of their shares; all of our total outstanding shares of Class A common stock may be sold into the market; future sales of those shares could depress the market price of our Class A common stock.

As of November 10, 2003, we had 97,030,964 shares of our Class A common stock outstanding. All of these shares are freely tradeable without restriction under the Securities Act, except for any shares which may be held or acquired by an affiliate of our company, as that term is defined in Rule 144 promulgated under the Securities Act. We believe that affiliates hold or have the right to acquire approximately 37,537,226 shares of Class A common stock, and that those shares could only be sold over the next 12 months in accordance with the volume and manner of sale limitations set forth in Rule 144. Affiliates who hold approximately 37,290,544 shares of our Class A common stock are parties to agreements with us that provide for demand registration rights to cause us to register under the Securities Act all or part of their shares of our Class A common stock, as well as piggyback registration rights. Registration of the sale of these restricted shares of our Class A common stock would permit their sale into the market immediately. An affiliate of Citicorp Venture Capital, Ltd. holds $50.0 million principal amount of our 8% convertible notes which are convertible into approximately 5,020,081 shares of our Class A common stock. We have filed a registration statement which is currently effective with respect to those notes and the underlying shares of Class A common stock issuable upon conversion of those notes. If our stockholders sell a large number of shares, the market price of our Class A common stock could decline. Moreover, the perception in the public market that these stockholders might sell shares of our Class A common stock could depress the market price of the Class A common stock.

Provisions of our charter documents could discourage potential acquisition proposals and could delay, deter or prevent a change of control.

Provisions of our certificate of incorporation and by-laws may inhibit changes in control of our company not approved by our board of directors, and could limit the circumstances in which a premium may be paid for our Class A common stock in proposed transactions. These provisions provide for:

•	a prohibition on stockholder action through written consents;

•	a requirement that special meetings of stockholders be called only by our chief executive officer or the board of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	limitations on the ability of stockholders to amend, alter or repeal the bylaws; and

•	the authority of the board to issue, without stockholder approval, preferred stock with such terms as the board may determine.

Your right to receive payments on the Class A common stock is junior to the company’s existing and, possibly future, senior and subordinated indebtedness. It is possible, therefore, that you may receive no compensation of any kind relating to the Class A common stock if there is a bankruptcy, liquidation or similar proceeding affecting us.

The Class A common stock ranks behind all of our existing indebtedness, including our guarantees of our subsidiary’s obligations under the senior credit facility and our subsidiary’s 12¾% senior subordinated notes and our obligations under our 8% convertible notes. The Class A common stock would also rank behind the notes described in this prospectus. The Class A common stock also ranks behind all of our future borrowings. As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, we will have to pay the holders of debt in full before we can make any payment on the Class A common stock. Moreover, the Class A common stock will be structurally subordinated to all liabilities, including trade payables, of our subsidiaries, and upon their liquidation or reorganization, the rights of the holders of the Class A common stock to share in those assets would be subordinate to the claims of the subsidiaries’ creditors.

Risks Related to Our Business

We have been operating at a net loss for each year since the year ended December 31, 2001.

We have been operating at a net loss for each year since the year ended December 31, 2001. Our net losses for the years ended December 31, 2001 and 2002 were $93.7 million and $28.9 million, respectively, and our net loss for the nine months ended September 30, 2003 was $32.0 million. We cannot assure you when we may return to profitability.

We may not be able to continue to implement our cost saving strategy. Even if we do, it may not reduce our operating expenses by as much as we anticipated and could compromise the development of our business.

In 2001 and 2002, as a response to the weakness in demand for semiconductors, we implemented cost saving measures, including a significant reduction in our workforce, furloughs, reduced work shift schedules, reductions in discretionary spending, reduced materials cost and lower capital expenditures and redesign of our manufacturing processes to improve productivity. We cannot assure you that these cost saving measures will increase productivity or that any expected net savings will occur. In fact, our cost saving measures could adversely affect our revenue, as they could create inefficiencies in our business operations, result in labor disruptions and limit our ability to expand and grow our business.

Failure to comply with any of our existing covenants in our senior credit facility would constitute a default under the senior credit facility. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on us.

The semiconductor industry is cyclical and periodic downturns of demand in the semiconductor industry will create weakness in demand for packaging and test services. Such downturns could result in an adverse effect on our cash flows from operations. We have over the past year amended or eliminated the financial covenants relating to our senior credit facility, in order to bring them in line with current conditions in our industry. We cannot assure you that we will be able to remain in compliance with these covenants. Failure to comply with such covenants would constitute a default under the senior credit facility, which, by virtue of the cross default provisions contained in certain of our debt instruments, could cause a substantial majority of our aggregate indebtedness to become due and payable immediately. Such a default, if not cured or waived, could have a material adverse effect on us.

The cyclicality of the semiconductor industry could adversely affect our operating results.

Our operations are substantially affected by market conditions in the semiconductor industry, which is highly cyclical and, at various times, has experienced significant economic downturns characterized by reduced product demand and production overcapacity which can result in rapid erosion of average selling prices. Since the end of 2000, we have been experiencing a general slowdown in the semiconductor industry.

Our profitability is affected by average selling prices which tend to decline.

Decreases in the average selling prices of our packaging and test services can have a material adverse effect on our profitability. The average selling prices of packaging and test services have declined historically, with packaging services in particular experiencing severe pricing pressure. This pricing pressure for packaging and test services is likely to continue. Our ability to maintain or increase our profitability will continue to be dependent, in large part, upon our ability to offset decreases in average selling prices by improving production efficiency, increasing unit volumes packaged or tested, or by shifting to higher margin packaging and test services. If we are unable to do so, our business, financial condition and results of operations could be materially and adversely affected.

If we are unable to develop and market new technologies, we may not remain competitive within the semiconductor packaging industry.

The semiconductor packaging and test industry is characterized by rapid increases in the diversity and complexity of packaging services. As a result, we expect that we will need to continually introduce more advanced package designs in order to respond to competitive industry conditions and customer requirements. The requirement to develop, license and maintain advanced packaging capabilities and equipment could require significant research and development and capital expenditures in future years. Any failure by us to achieve advances in package design or to obtain access to advanced package designs developed by others could reduce our growth prospects and operating income.

The intensity of competition in our industry could result in the loss of our customers, which could adversely affect our revenues and profits.

We face substantial competition from a number of established independent packaging companies and from the internal capabilities of many of our largest customers. Each of our primary competitors has significant operational capacity, financial resources, research and development operations, and established relationships with many large semiconductor companies, which are current or potential customers of ours. Furthermore, our competitors may in the future capture our existing or potential customers through superior responsiveness, service quality, product design, technical competence or other factors, which we view as principal elements of competition in our industry. In addition, our primary customers may, in the future, shift more of their packaging and test service demand internally. As a result, we may have reduced revenues and profits.

Our research and development efforts may not yield profitable and commercially viable services; thus, we may have significant short-term research and development expenses, which will not necessarily result in increases in revenue.

Our research and development efforts may not yield commercially viable packages or test services. The qualification process for new customers is conducted in various stages which may take one or more years to complete, and during each stage there is a substantial risk that we will have to abandon a potential package or test service which is no longer marketable and in which we have invested significant resources. In the event we are able to qualify new packages, a significant amount of time will have elapsed between our investment in new packages and the receipt of any related revenues.

We could lose customers, and thus revenue, if we cannot maintain the quality of our services.

The semiconductor packaging process is complex and involves a number of precise steps. Defective packaging can result from a number of factors, including the level of contaminants in the operational environment, human error, equipment malfunction, use of defective materials and plating services and inadequate sample testing. From time to time, we expect to experience lower than anticipated yields as a result of these factors, particularly in connection with any expansion of capacity or change in processing steps. In addition, our yield on new packaging could be lower during the period necessary for us to develop the requisite expertise and experience with these processes. Any failure by us to maintain high quality standards or acceptable yields, if significant and sustained, could result in the loss of customers, delays in shipments, increased costs and cancellation of orders.

Our business may be adversely affected by the loss of, or reduced purchases by, any of our large customers. Additionally, we may encounter difficulties in soliciting new customers.

For the year ended December 31, 2002, sales to our top five customers in the aggregate accounted for approximately 66.3% of total net revenues. For the nine months ended September 30, 2003, our top five customers accounted for approximately 62.2% of total net revenues. If any of our main customers were to purchase significantly less of our services in the future, these decreased levels of purchases could harm our operating results.

Semiconductor packaging companies must pass a lengthy and rigorous qualification process that can take up to six months at a cost to the customer of approximately $250,000 to $300,000. If we fail to qualify packages with potential customers or customers with which we have recently become qualified do not use our services, then our customer base could become more concentrated with a limited number of customers accounting for a significant portion of our revenues. Moreover, we believe that once a semiconductor company has selected a particular packaging and test foundry company’s services, the semiconductor company generally relies on that vendor’s packages for specific applications and, to the extent possible, subsequent generations of that vendor’s packages. Accordingly, it may be difficult to achieve significant sales from a particular or potential customer once it selects another vendor’s packaging services.

The agreement governing our senior credit facility and the indenture governing our 12¾% senior subordinated notes impose limitations on how we conduct our business; as a result, we may not be able to pursue strategies that could be in the best interests of holders of our stock.

The agreement governing our senior credit facility and the indenture governing our 12¾% senior subordinated notes contain restrictions on us that could increase our vulnerability to general adverse economic and industry conditions by limiting our flexibility in planning for and reacting to changes in our business and industry. Specifically, these restrictions limit our ability to:

•	incur additional debt;

•	pay dividends and make other distributions;

•	prepay subordinated debt;

•	make investments and other restricted payments;

•	enter into sale and leaseback transactions;

•	create liens;

•	sell assets;

•	enter into transactions with affiliates; and

•	consolidate or merge.

Beginning with the quarter ending December 31, 2002, the financial covenants under our senior credit facility have consisted solely of a minimum interest coverage ratio and a maximum senior leverage ratio based on a rolling 12 months calculation. As a result of these restrictions, we may not be able to pursue business strategies that could be in the best interest of the holders of our notes and stock.

If we fail to comply with any of the restrictions in the senior credit facility, a default may also occur under the indenture governing our 12¾% senior subordinated notes and any other financing agreements. This default may allow some creditors, if their respective agreements so provide, to accelerate payments owed on such debt as well as any other indebtedness as to which a cross-acceleration or cross-default provision applies. The creditors who may be entitled to accelerated payments in the event of a default are the holders of our 12¾% senior subordinated notes and the senior credit facility lenders. As of September 30, 2003, the aggregate principal amount of the senior credit facility was $50.0 million, none of which was outstanding. In addition, our lenders may be able to terminate any commitments they had made to supply us with further funds.

An economic or political crisis in Asia where our manufacturing facilities and most of our suppliers are located could prevent us from meeting the requirements of our customers and result in a decrease in our revenues.

Our manufacturing facilities are located in China, South Korea and Malaysia. Most of our materials suppliers are also located in Asia. For the last two years, over half of our substrate costs were incurred from the purchase of materials from South Korean suppliers. In the future, we expect that a growing portion of these materials will be supplied by sources in China, Taiwan and Southeast Asia. Several countries in this region have experienced currency devaluation and/or difficulties in financing short-term obligations. We cannot assure you that the effect of an economic crisis on our suppliers will not impact our operations, or that the effect on our customers in that region will not adversely affect both the demand for our services and the collectibility of receivables.

Furthermore, the region may suffer political unrest as a result of terrorist activity or armed conflict. The Terrorist groups have been responsible for several kidnappings in and near Malaysia. In addition, North Korea’s recent decision to withdraw from the nuclear Non-Proliferation Treaty and related geopolitical maneuverings may escalate into war or otherwise adversely affect South Korea. Any disruption resulting from these events could cause significant delays in shipments of our products until we are able to shift our manufacturing facilities and supply sources to other locations.

The recent outbreak of severe acute respiratory syndrome, or SARS, or any other disease epidemic, may adversely affect our business, financial condition and results of operations.

The recent outbreak of SARS in Asia, and particularly in China, Taiwan and Singapore, and concerns over its spread in Asia and elsewhere could have a negative impact on commerce, travel, and general economic and industry conditions. Given the importance of our sales and manufacturing facilities in Asia, our business may be more exposed to this risk than the global economy generally. For example, the SARS outbreak could result in quarantines or closures of our or our customers’ or suppliers’ facilities in Asia. The SARS outbreak may also adversely impact our ability to purchase goods from suppliers in Asia. As a result of the SARS outbreak, or any other disease epidemic, our business, financial condition and results of operations could be materially adversely affected.

The failure of our vendors to supply sufficient quantities of materials on a timely basis could prevent us from fulfilling our customers’ orders. In addition, we may not be able to pass on any unexpected increase in the cost of these materials to our customers.

We obtain materials to fill orders for our packaging and test services directly from vendors. To maintain competitive packaging operations, we must obtain from our vendors, in a timely manner, sufficient quantities of acceptable materials at expected prices. We source most of our materials, including critical materials like laminate substrates, lead frames, mold compounds and gold wires, from a limited group of suppliers. We purchase all of our materials on a purchase order basis and have no long-term contracts with any suppliers. From time to time, vendors have extended lead times or limited the supply of required materials to us because of vendor capacity constraints and, consequently, we have experienced difficulty in obtaining acceptable materials on a timely basis. Our business and results could be negatively impacted if our ability to obtain sufficient quantities of materials and other supplies in a timely manner were substantially diminished or if there were significant increases in the cost of materials that we could not pass on to our customers.

If we are unable to obtain capital equipment in a timely manner, we may be unable to meet the increased demands of our customers, which could result in a decrease in our revenues.

Our facilities currently have sufficient packaging and test services capacity to meet the current and expected demands of our customers. Nonetheless, in the event there are significant increases in overall semiconductor demand or demand for some of our products and services, we may not be able to meet those increased demands of our customers. Moreover, because the semiconductor packaging and test services business requires investment in expensive capital equipment and is characterized, from time to time, by intense demand, limited supply and long delivery cycles, we may not be able to readily increase our operating capacity. This would lead to a loss of sales of our packaging and test services, could ultimately lead to a loss in market share and have a negative impact on our results of operations.

We depend upon intellectual property and license critical technology from third parties in order to develop and provide advanced packaging technologies and designs for our customers. To the extent these licenses are not perpetual and irrevocable, our net revenues could be materially adversely affected if our rights under these licenses expire or are terminated. In addition, a dispute with a competitor relating to patent infringement could ensue that could be costly to us, could limit our use of some of our technology and processes or could require that we pay for a license to continue to use some of our technology and processes in a manner that we desire.

Our ability to develop and provide advanced packaging technologies and designs for our customers depends in part on our proprietary know-how, trade secrets and other patented and non-patented, confidential technologies, which we either own or license from third parties. We seek to protect our proprietary information and know-how through the use of trade secrets, confidentiality agreements and other security measures. We may not obtain patent protection for the patent applications that we file, or if we are granted patents, those patents may not offer meaningful protection. Additionally, we cannot assure you that our competitors will not develop, patent or gain access to similar know-how and technology, or reverse engineer our packaging services, or that any confidentiality agreements upon which we rely to protect our trade secrets and other proprietary information will be adequate to protect our proprietary technology.

We have licenses to use numerous third party patents, patent applications and other technology rights, as well as trademark rights, in the operation of our business. To the extent these licenses are not perpetual and irrevocable, we believe that these licenses are renewable under normal commercial terms once they expire. However, we may be unable to utilize the technologies under these licenses if they are not extended or otherwise renewed or if any of these licenses are terminated by the licensor due to our uncured breach or bankruptcy. Alternatively, if we are able to renew these arrangements, we cannot assure you that they will be on the same terms as currently exist. Any failure to extend or renew these license arrangements could cause us to incur substantial liabilities and to suspend the packaging services and processes that utilized these technologies.

Our competitors in the semiconductor packaging and test industry hold numerous patents. Accordingly, there is a risk that, from time to time, a competitor may allege that the technology and processes that we use in our operations infringe upon one or more of that competitor’s patents. A dispute with that competitor relating to patent infringement could ensue that could be costly to us, could limit our use of some of our technology and processes or could require that we pay for a license to continue to use some of our technology and processes in a manner that we desire.

The loss of our skilled technical, marketing and sales personnel or our key executive officers could have a material adverse effect on our research and development, marketing and sales efforts.

Our competitiveness will depend in large part upon whether we can attract and retain skilled technical, marketing and sales personnel and can retain members of our executive team. Competition for skilled personnel is intense, and we may not be successful in attracting and retaining the technical personnel or executive managers we require to develop new and enhanced packaging and test services and to continue to grow and operate profitably. If we cannot attract or retain skilled personnel, we may not be able to operate successfully in the future.

If we encounter future labor problems, we may fail to deliver our products in a timely manner, which could adversely affect our revenues and profitability.

Our employees at our Ichon, South Korea facility are represented by ChipPAC Korea Labor Union and are covered by collective bargaining and wage agreements. The wage agreement is renewed every year, and the collective bargaining agreement, which covers basic union activities, working conditions and welfare programs, among other things, is renewed every other year. Both agreements expired as of May 1, 2003, and we entered into new wage and collective bargaining agreements with the union in June 2003, which are retroactive to May 1, 2003. As of December 31, 2002, approximately 71% of our South Korean employees were represented by the ChipPAC Korea Labor Union. In addition, one of our Chinese subsidiaries experienced labor protests and a two-day work stoppage in July 1998 in connection with proposed work force reductions. We cannot assure you that issues with the labor union or other employees will be resolved favorably for us in the future, that we will be successful in negotiating new wage and collective bargaining agreements, that we will not experience significant work stoppages in the future or that we will not record significant charges related to those work stoppages. In addition, potential efficiency enhancement efforts, including personnel reductions following our acquisition of the Malaysian business, may create the risk of labor problems in Malaysia or at other facilities.

New laws and regulations, currency devaluation and political instability in foreign countries, particularly in China, Malaysia and South Korea could make it more difficult for us to operate successfully.

For the years ended December 31, 2002, 2001, 2000 and for the nine months ended September 30, 2003, we generated approximately 11.3%, 8.1%, 16.7% and 12.7% of total revenues, respectively, from international markets, primarily from customers in Southeast Asia and Europe. In addition, all of the facilities currently used to provide our packaging services are located in China, Malaysia and South Korea. Moreover, many of our customers’ operations are located in countries outside of the United States. We cannot determine if our future operations and earnings will be affected by new laws, new regulations, a volatile political climate, changes in or new interpretations of existing laws or regulations or other consequences of doing business outside the U.S., particularly in China, Malaysia and South Korea. In particular, we risk terrorism against U.S. companies in Malaysia and the instability that would accompany any type of armed conflict with North Korea. If future operations are negatively affected by these changes, our sales or profits may suffer.

Fluctuations in the exchange rate of the U.S. dollar and foreign currencies could have a material adverse effect on our financial performance and profitability.

A portion of our costs are denominated in foreign currencies, like the South Korean Won, the Chinese Renminbi or RMB and the Malaysian Ringgit. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our costs of goods sold and operating margins and could result in exchange losses. We cannot fully predict the impact of future exchange rate fluctuations on our profitability. From time to time, we may engage in exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. However, we cannot assure you that any hedging technique we may implement will be effective. If it is not effective, we may experience reduced operating margins.

We could suffer adverse tax and other financial consequences if U.S. or foreign taxing authorities do not agree with our interpretation of applicable tax laws.

Our corporate structure is based, in part, on assumptions about the various tax laws, including withholding tax, and other relevant laws of applicable non-U.S. jurisdictions. We cannot assure you that foreign taxing authorities will agree with our interpretations or that they will reach the same conclusions. For example, the Korean National Tax Administration has informed us that it has made an assessment of approximately $13.3 million against us relating to withholding tax collected on a loan between our subsidiaries in Korea and Hungary. We believe that no withholding on the transaction in question is required under the prevailing tax treaty. We have appealed this assessment and believe it should be overturned. However, our interpretations are not binding on any taxing authority and, if these foreign jurisdictions were to change or to modify the relevant laws, we could suffer adverse tax and other financial consequences or have the anticipated benefits of our corporate structure materially impaired.

Because the Malaysian business previously operated as a subsidiary of Intersil, our future financial results may be significantly different from those experienced historically.

Prior to our acquisition of our Malaysian business in 2000, it was operated as a subsidiary of Intersil. All the historical revenues of the Malaysian business represent intercompany sales to Intersil on terms determined by Intersil. Although we expect to retain this business pursuant to a five-year supply agreement with Intersil, volume, product mix and pricing may change in the future, and we cannot assure you that Intersil will perform under our supply agreement.

We entered into supply contracts with Intersil in connection with our acquisition of our Malaysian business and with Fairchild Semiconductor following Fairchild’s acquisition of Intersil’s discrete power business, and any decrease in the purchase requirements of Intersil or Fairchild or the inability of Intersil or Fairchild to meet its contractual obligations could substantially reduce the financial performance of our Malaysian subsidiary.

Historically, the Malaysian business generated all of its revenues from the sale of products and services to affiliated Intersil companies. The revenue of the Malaysian business for the first six months of 2000 prior to our acquisition of it and for all of 1999 was $41.9 million and $101.9 million, respectively. As a result of our acquisition of the Malaysian business, we have numerous arrangements with Intersil, including arrangements relating to packaging and test services as a vendor to affiliated Intersil companies and other services. Any material adverse change in the purchase requirements of Intersil or in its ability to fulfill its other contractual obligations could have a material adverse effect on our Malaysian subsidiary. Moreover, we may be unable to sell any products and services to affiliated Intersil companies beyond the term of our five-year supply agreement with Intersil.

In connection with Fairchild Semiconductor’s acquisition of Intersil’s discrete power business, we entered into an assignment agreement that assigned Intersil’s portion of the supply agreement relating to this business to Fairchild. We have also entered into a three-year IT services agreement with Intersil under which the Malaysian business will continue to obtain a number of these services from Intersil. We cannot assure you that Fairchild will perform under the supply agreement or that Intersil will perform under the supply and services agreements or that upon termination of these agreements we will be able to obtain similar services on comparable terms.

We may not be able to consummate future acquisitions, and consequences of those acquisitions which we do complete may adversely affect us.

We plan to continue to pursue additional acquisitions of related businesses. The expense incurred in consummating the future acquisition of related businesses, or our failure to integrate those businesses successfully into our existing business, could result in our incurring unanticipated expenses and losses. We plan to continue to pursue additional acquisitions of related businesses in the future. We may be unable to identify or finance additional acquisitions or realize any anticipated benefits from those acquisitions.

Should we successfully acquire another business, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of our existing operations. Possible future acquisitions could result in the incurrence of contingent liabilities and amortization expenses related to goodwill and other intangible assets, all of which could have a material adverse effect on our financial condition and operating results.

In addition, we may finance future acquisitions with additional indebtedness. We have a substantial amount of outstanding indebtedness and will, subject to compliance with our debt instruments, have the ability to incur additional indebtedness. We will be required to generate cash flow from operations to service that indebtedness and there can be no assurance that we will generate sufficient cash flow to service that indebtedness. We may be required to refinance our indebtedness upon its maturity, and we cannot assure you that we will be able to refinance our indebtedness on terms acceptable to us, or at all.

Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war, such as the conflict in Iraq, may affect the markets on which our securities trade, the markets in which we operate, our operations and our profitability.

Terrorist attacks may negatively affect our operations and your investment. There can be no assurance that there will not be further terrorist attacks against the United States or United States businesses. These attacks or hostilities may directly impact our physical facilities or those of our suppliers or customers. Our current facilities include administrative, sales, and R&D facilities in the United States and manufacturing facilities in China, Malaysia and South Korea. Furthermore, terrorist attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect the sales of our products in the United States and overseas.

Also as a result of terrorism, the United States may enter into an armed conflict which could have a further impact on our domestic and international sales, our supply chain, our production capability and our ability to deliver product to our customers. Political and economic instability in some regions of the world may also result and could negatively impact our business. In particular, the United States may enter into an armed conflict with North Korea or on the Korean peninsula, which could affect our suppliers or our manufacturing facilities. Ongoing conflicts may negatively impact the prices of our supplies and the condition of our national and global economy. The consequences of any of these hostilities are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or your investment.

A limited number of persons indirectly control us and may exercise their control in a manner adverse to your interests.

At November 10, 2003, Citicorp Venture Capital, Ltd. and its affiliates owned or had the right to acquire 19,218,668 shares or approximately 19.8% of our outstanding Class A common stock. At November 10, 2003, funds affiliated with Bain Capital, Inc. owned 14,204,061 shares or approximately 14.6% of our outstanding Class A common stock. By virtue of this stock ownership, these entities collectively have substantial power to direct our affairs and will be able to significantly affect the outcome of all matters required to be submitted to stockholders for approval, including the election of a majority of our directors, any merger, consolidation or sale of all or substantially all of our assets and amendment of our certificate of incorporation. Because a limited number of persons control us, transactions could be difficult or impossible to complete without the support of those persons. It is possible that these persons will exercise their control over us in a manner adverse to your interests.

Environmental, health and safety laws could require us to incur capital and operational costs to maintain compliance and could impose liability to remedy hazardous substance contamination.

We are subject to liabilities and compliance obligations arising under environmental, health and safety laws. These laws impose various controls on the quality of our air and water discharges, on the storage, handling, discharge and disposal of hazardous materials the company uses, and on employee exposure to hazardous substances in the workplace. Environmental, health and safety laws could require us to incur capital and operational costs to maintain compliance and could impose liability to remedy hazardous substance contamination. The adoption of new environmental, health and safety laws, the failure to comply with new or existing laws, or issues relating to hazardous substance contamination could subject the company to future material liability. We cannot assure you that current or future environmental, health and safety laws will not result in additional capital expenditures or other process requirements upon the company, curtail its operations, or restrict its ability to expand its operations.

RECLASSIFIED SELECTED HISTORICAL FINANCIAL DATA

Our adoption of Statement of Financial Accounting Standards No. 145 in the first quarter of 2003 requires us to reclassify losses on extinguishment of debt that were previously classified as extraordinary items to non-operating income (expense) included in continuing operations. Set forth below is our last five years Selected Historical Financial Data reflecting the application of SFAS No. 145 to the periods presented. This reclassification had no impact on the reported net income (loss) of any period.

ChipPAC, Inc.

Selected Historical Financial Data

(In thousands)

	For the Years Ended December 31,					Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
Statement of Operations Data:
Revenue	$334,081	$375,530	$494,411	$328,701	$363,666	$270,958	$300,832
Gross profit	63,716	58,042	109,144	31,113	55,601	43,279	39,663
Operating income (loss)	40,429	12,619	62,330	(55,229)	7,993	7,039	(10,889)
Non-operating income (expenses)(1)	12,438	(17,989)	(46,660)	(35,929)	(34,848)	(27,411)	(19,656)
Net income (loss)	32,303	(7,308)	12,056	(93,736)	(28,855)	(21,872)	(32,045)
Net income (loss) available to common stockholders	32,303	(11,528)	2,869	(93,736)	(28,855)	(21,872)	(32,045)
Earnings per share:
Net income (loss) per share available to common stockholders:
Basic	$0.83	$(0.30)	$0.05	$(1.36)	$(0.33)	$(0.26)	$(0.34)
Diluted	$0.83	$(0.30)	$0.05	$(1.36)	$(0.33)	$(0.26)	$(0.34)

Shares use in per share calculation:
Basic	38,861	38,935	57,067	68,878	87,430	85,116	95,065
Diluted	38,861	38,935	58,253	68,878	87,430	85,116	95,065

Other Financial Data:
Depreciation and amortization	$45,855	$56,701	$45,049	$59,909	$58,949	$42,947	$50,879
Debt issuance cost amortization	—	774	1,950	2,112	2,281	1,832	1,584
Acquisition of property and equipment	61,332	57,856	93,174	46,392	78,910	(57,999)	(75,660)
Balance Sheet Data (at period end):
Cash and short-term investments	$68,767	$32,117	$18,850	$41,872	$44,173	$96,337	$81,112
Accounts receivable, less allowance for doubtful accounts	37,729	30,003	45,904	32,034	38,793	37,883	44,891
Working capital	20,320	10,224	(16,296)	(17,981)	34,395	43,478	81,420
Total assets	359,472	343,429	469,245	430,715	470,204	519,479	551,016

Total long-term debt, including current portion	133,715	300,000	290,200	333,627	267,887	217,887	365,000

Mandatorily redeemable preferred stock	—	82,970	—	—	—	—	—
Total stockholders’ equity (deficit)	113,191	(122,886)	65,697	(23,226)	115,544	122,488	89,864

(1)	In accordance with the adoption of SFAS 145 on January 1, 2003, the Company reclassified $3,005, $2,390, and $1,373 for the years ended December 31, 2002, 2000, and 1999, respectively, related to previously reported losses from early extinguishment of debt from extraordinary item to non-operating income (expense).

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 and for the nine months ended September 30, 2003 and 2002.

	September 30, 2003	September 30, 2002
	(In thousands)
Total indebtedness	$365,000	$317,887

	Years Ended December 31,					Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002
	2002	2001	2000	1999	1998
Ratio of earnings to fixed charges	—	—	1.4x	—	4.3x	—	—

For purposes of the computation of ratio of earnings to fixed charges in the table above, earnings are defined as income (loss) before provision for income taxes adjusted for fixed charges. Fixed charges are interest expense including amortization of debt issuance cost plus the portion of interest expense under operating leases deemed by us to be representative of the interest factor. For the years ended December 31, 2002, 2001, and 1999 and the nine months ended September 30, 2003 and 2002, earnings were insufficient to cover fixed charges by $26.9 million, $91.2 million, $5.4 million and $30.5 million and $20.4 million, respectively.

The ratios provided above are often used by investors to evaluate a company’s capital structure and its ability to make payments on its debt. The ratio of earnings to fixed charges attempts to capture the relative protection that operating profitability provides our noteholders by permitting them to assess the probability of our failing to make required principal and interest payments on the notes. If adverse economic and industry conditions adversely affect our operating earnings, the subsequent worsening of this ratio would indicate to our noteholders that we are at a greater risk of failing to meet our interest payment obligations.

USE OF PROCEEDS

We will receive no proceeds from this offering. The selling security holders will receive the proceeds from this offering.

SELLING SECURITY HOLDERS

The term “selling security holders” includes, without duplication, QUALCOMM Incorporated, the parties listed in the table below and their transferees, pledgees, donees or other successors. The information concerning the selling security holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

The selling security holders may offer all, some or none of the notes, the underlying Class A common stock and the additional Class A common stock and as a result, no estimate can be given as to the amount of the notes, the underlying Class A common stock and the additional Class A common stock that will be held by the selling security holders upon termination of any offering. Because none of the selling security holders have converted their notes into stock, the table below only lists the notes held by the selling security holders.

Selling Security Holders	Aggregate Principal Amount of Notes Beneficially Owned Prior to Offering($)	Number of Notes Being Offered($)	Aggregate Principal Amount of Notes Beneficially Owned After Offering($)

AFTRA Health Fund	95,000	95,000	0

Amaranth L.L.C.	5,060,000	5,060,000	0

Arbitex Master Fund, L.P.	7,000,000	7,000,000	0

B.G.I. Global Investors c/o Forest Investment Mgt LLC	240,000	240,000	0

Barclay’s Global Investors Equity Hedge Fund II	1,000,000	1,000,000	0

Bay County PERS	50,000	50,000	0

Credit Suisse First Boston Europe Limited	25,500,000	25,500,000	0

Daimler Chrysler Corp. EMP #1 Pension Plans, DTD 4/1/89	3,715,000	3,715,000	0

Deephaven Domestic Convertible Trading Ltd.	4,930,000	2,958,000	0

Forest Fulcrum Fund LLP	668,000	668,000	0

Forest Global Convertible Fund Series A-5	2,466,000	2,466,000	0

Forest Multi-Strategy Master Fund SPC, on behalf of Series F, Multi-Strategy segregated portfolio	1,882,000	1,882,000	0

Franklin and Marshall College	290,000	290,000	0

Guggenheim Portfolio Co. XV, LLC	1,050,000	1,050,000	0

Lehman Brothers Inc.	25,515,000	25,315,000	0

LLT Limited	218,000	218,000	0

Lyxor Master Fund c/o Forest Investment Mngt. LLC	990,000	990,000	0

Mainstay Convertible Fund	2,040,000	2,040,000	0

Mainstay VP Convertible Fund	1,755,000	1,755,000	0

Morgan Stanley Convertible Securities Trust	1,500,000	1,500,000	0

New York Life Insurance Company (Post 82)	2,235,000	2,235,000	0

New York Life Insurance Company (Pre 82)	1,030,000	1,030,000	0

New York Life Separate A/C #7	50,000	50,000	0

Quattro Fund Ltd.	6,000,000	6,000,000	0

Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio	16,000,000	16,000,000	0

Ramius, LP	100,000	100,000	0

Ramius Capital Group	550,000	550,000	0

Selling Security Holders	Aggregate Principal Amount of Notes Beneficially Owned Prior to Offering($)	Number of Notes Being Offered($)	Aggregate Principal Amount of Notes Beneficially Owned After Offering($)

Ramius Master Fund, Ltd.	3,650,000	3,650,000	0

Ramius Partners II, LP	250,000	250,000	0

RBC Alternative Assets LP	165,000	165,000	0
RCG Baldwin, LP	500,000	500,000	0

RCG Hulifax Master Fund, Ltd.	500,000	500,000	0

RCG Latitude Master Fund, Ltd.	5,850,000	5,850,000	0

RCG Multi Strategy Master Fund, Ltd.	1,500,000	1,500,000	0

Relay & Asset Holding Co. Limited	1,000,000	1,000,000	0

Relay 11 Holdings c/o Forest Investment Mngt. LLC	150,000	150,000	0

Scorpion Offshore Investment Fund, Ltd.	1,000,000	1,000,000	0

SP Holdings Ltd.	1,000,000	1,000,000	0

Sphinx Convertible Arbitrage c/o Forest Investment Mngt. LLC	90,000	90,000	0

Sphinx Convertible Arbitrage Fund SPC	70,000	42,000	0

Standard Global Equity Partners, L.P.	1,000,000	1,000,000	0

Standard Global Equity Partners II, L.P.	1,000,000	1,000,000	0

Standard Global Equity Partners SA, L.P.	1,000,000	1,000,000	0

Standard Pacific Capital Offshore Fund, LTD.	1,000,000	1,000,000	0

Standard Pacific Mac 16 Ltd.	1,000,000	1,000,000	0

State Street Bank Custodian for GE Pension Trust	2,495,000	2,495,000	0

UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage Master LTD	500,000	500,000	0

Univest Convertible Arbitrage Fund Ltd.	165,000	165,000	0

Wachovia Securities International Ltd.	5,000,000	8,000,000	0

Xavex Convertible Arbitrage #5	1,050,000	1,050,000	0

Xavex Convertible Arbitrage 4 Fund c/o Forest Investment Mngt. LLC	98,000	98,000	0

Zurich Master Hedge Fund c/o Forest Investment Mgt. LLC	368,000	368,000	0

Zurich Institutional Benchmark Management c/o Quattro Fund Ltd.	1,500,000	1,500,000	0

Total:	143,830,000	143,830,000	0

We initially issued the additional 2,007,983 shares of Class A common stock to QUALCOMM in a private placement in July 2000 in connection with the execution of a supply agreement between our two companies. The selling security holder of the additional shares of the Class A common stock, QUALCOMM, may offer and sell those additional shares of our Class A common stock pursuant to this prospectus. QUALCOMM holds approximately 2.1% of our outstanding Class A common stock. This information is based on information provided by QUALCOMM.

PLAN OF DISTRIBUTION

The notes, the underlying Class A common stock and the additional Class A common stock covered by this prospectus may be sold from time to time to purchasers directly by the selling security holders. Alternatively, the selling security holders may from time to time offer the securities through underwriters, broker-dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling security holders and/or the purchasers of securities for whom they may act as agent. The selling security holders and any underwriters, broker-dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of securities by them and any discounts, commissions, concessions or other compensation received by any such underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act. We will not receive any of the proceeds from the offering of the notes or the Class A common stock by the selling security holders.

Because the selling security holders may be deemed to be “underwriters” within the meaning of the Securities Act, the selling security holders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling security holders that the anti-manipulation provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

The notes, the underlying Class A common stock and the additional Class A common stock covered by this prospectus may be sold from time to time in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

Such prices will be determined by the selling security holders or by agreement between the selling security holders and underwriters and dealers who may receive fees or commissions in connection therewith.

The sale of the securities may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions other than on such exchanges or in the over-the-counter market;

•	through the writing of options; or

•	in any other lawful manner.

These transactions may include block transaction or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

At the time of a particular offering of the notes, the underlying Class A common stock or the additional Class A common stock by a selling security holder, a supplement to this prospectus, if required, will be distributed setting forth the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling security holders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

To comply with the securities laws of certain jurisdictions, if applicable, the notes, the underlying Class A common stock or the additional Class A common stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the notes, the underlying Class A common stock or the additional Class A common stock may not be offered or sold (unless they have been registered or qualified for sale) in such jurisdictions or an exemption from registration or qualification is available and is complied with.

We originally issued the additional Class A common stock in July of 2001 in connection with the execution of a supply agreement by us and QUALCOMM. At that time, pursuant to a registration rights agreement, we granted to QUALCOMM “piggy-back” registration rights. The additional Class A common stock is being registered in the registration statement to which this prospectus relates because QUALCOMM has exercised its registration rights under that registration rights agreement.

Pursuant to the registration rights agreements with QUALCOMM and the initial purchaser of the notes, we will pay all expenses of the registration of the notes, the underlying Class A common stock and the additional Class A common stock including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws and the reasonable fees and expenses of counsel to the selling security holders of the notes, the underlying Class A common stock. The selling security holders of the notes, the underlying Class A common stock and the additional Class A common stock are responsible for all underwriting discounts and selling commissions, if any. We and the selling security holders of the notes, the underlying Class A common stock and the additional Class A common stock will indemnify each other against certain liabilities, including certain liabilities under the Securities Act.

DESCRIPTION OF NOTES

ChipPAC, Inc. (the “Company”) issued the 2.50% Convertible Subordinated Notes due 2008 (the “Notes”) under an Indenture, incorporated by reference as an exhibit to the Registration Rights Agreement, dated as of May 28, 2003 between the Company and U.S. Bank National Association, incorporated by reference as an exhibit to the Registration Rights Agreement, as Trustee (the “Indenture”). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

Certain terms used in this description are defined under the subheading “—Certain Definitions.” In this description, (1) the words “Company”, “we” or “our” refer only to ChipPAC, Inc. and not to any of its subsidiaries and (2) the words “common stock” refer to ChipPAC, Inc.’s Class A common stock, par value $0.01 per share.

The following description is only a summary of the material provisions of the Indenture and the Registration Rights Agreement. We urge you to read the Indenture and the Registration Rights Agreement because they, not this description, define your rights as holders of these Notes. You may request copies of these agreements at our address set forth under the heading “Where You Can Find Additional Information.”

Brief Description of the Notes

These Notes:

•	are unsecured subordinated obligations of the Company;

•	are subordinated in right of payment to all existing and future Senior Indebtedness of the Company;

•	are convertible into shares of common stock; and

•	together with the shares of common stock into which the Notes are convertible, are subject to registration with the SEC pursuant to the Registration Rights Agreement.

The Company is not restricted from paying dividends, incurring debt, or issuing or repurchasing its securities under the Indenture. In addition, there are no financial covenants in the Indenture. You are not protected under the Indenture in the event of a highly leveraged transaction or a change of control of the Company except to the extent described under “—Change of Control.”

As of September 30, 2003, the Company had approximately $165.0 million of Indebtedness that would rank senior to the Notes, including its senior guarantee of ChipPAC International Company Limited’s obligations under the Credit Agreement and its senior subordinated guarantee of ChipPAC International Company Limited’s obligations under its 12¾% Senior Subordinated Notes due 2009. The Company had approximately $50.0 million of Indebtedness that would rank pari passu with the Notes, including its 8% Convertible Subordinated Notes due 2011. In addition, as of September 30, 2003, the Company’s subsidiaries had $259.8 million of outstanding indebtedness and other liabilities, including their guarantees of the senior credit facility and 12¾% Senior Subordinated Notes due 2009, as well as trade payables. All of such indebtedness would be structurally senior to the Notes.

Principal, Maturity and Interest

The Company has issued an aggregate principal amount of $150.0 million of the Notes. Notes have been issued and are issuable in denominations of $1,000 and any integral multiple of $1,000. The Notes will mature on June 1, 2008.

Interest on these Notes accrues at the rate of 2.50% per annum and is payable semi-annually in arrears on June 1 and December 1, commencing on December 1, 2003. We will make each interest payment to the holders of record of these Notes on the immediately preceding May 15 and November 15. We will pay interest on overdue principal at 1.0% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful.

Interest on these Notes began accruing on the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Additional interest may accrue on the Notes in certain circumstances pursuant to the Registration Rights Agreement.

Conversion of Notes

You will have the right, at your option, at any time prior to the close of business on the business day immediately preceding the maturity date, to convert a Note or any portion of a Note into shares of our common stock at the Conversion Price of $8.062 per share (the “Conversion Price”), subject to adjustment as described below, unless the Note or portion of a Note has been previously purchased by the Company.

Except as described below, we will not make any payment or other adjustment for accrued interest on the Notes or dividends on any common stock issued upon conversion of the Notes. If you submit your Notes for conversion between a record date and the opening of business on the next interest payment date (except for Notes or portions of Notes subject to purchase following a change of control on a date occurring during the period from the close of business on a record date and ending on the opening of business on the first business day after the next interest payment date, or if this interest payment date is not a business day, the second business day after the interest payment date), you must pay funds equal to the interest payable on the converted principal amount. We will not issue fractional shares of common stock upon conversion of Notes. Instead, we will pay a cash adjustment based upon the closing market price of the common stock on the last Trading Day prior to the date of conversion. If the Notes are subject to purchase following a change of control, your conversion rights on the Notes so subject to purchase will expire at the close of business on the last business day before the purchase date, unless we default in the payment of the purchase price. If you have submitted your Notes for purchase upon a change of control, you may only convert your Notes if you withdraw your election in accordance with the Indenture.

The Conversion Price will be adjusted according to formulae set forth in the Indenture upon the occurrence of:

(a)	the issuance of shares of the Company’s common stock as a dividend or distribution on the Company’s common stock;

(b)	the subdivision or combination of the Company’s outstanding common stock;

(c)	the issuance to all or substantially all holders of the Company’s common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase the Company’s common stock, or securities convertible into the Company’s common stock, at a price per share or a conversion price per share less than the then current market price per share, provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration;

(d)	the distribution to all or substantially all holders of the Company’s common stock of shares of our capital stock, evidences of indebtedness or other assets, excluding:

•	dividends, distributions and rights or warrants referred to in clause (a) or (c) above;

•	dividends or distributions exclusively in cash referred to in clause (e) below; and

•	distribution of rights to all holders of common stock pursuant to an adoption of a shareholder rights plan;

(e)	the distribution to all or substantially all holders of the Company’s common stock of all-cash distributions in an aggregate amount that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by the Company or any of its subsidiaries for the Company’s common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all other all-cash distributions to all or substantially all holders of the Company’s common stock made within the preceding 12 months not triggering a conversion price adjustment exceeds an amount equal to 10% of the Company’s market capitalization on the business day immediately preceding the day on which the Company declares such distribution; and

(f)	the purchase of our common stock pursuant to a tender offer made by the Company or any of its subsidiaries to the extent that the same involves aggregate consideration that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by the Company or any of its subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all-cash distributions to all or substantially all holders of the Company’s common stock made within the preceding 12 months not triggering a conversion price adjustment exceeds an amount equal to 10% of the Company’s market capitalization on the expiration date of such tender offer.

In the event of:

•	any reclassification of the Company’s common stock, or

•	a consolidation, merger or combination involving the Company, or

•	a sale or conveyance to another person of the property and assets of the Company as an entirety or substantially as an entirety,

in which the holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of Notes will generally be entitled thereafter to convert their Notes into the same type of consideration received by common stock holders immediately prior to one of these types of events.

No adjustment in the Conversion Price will be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price; provided, however, that any adjustments which by reason of this paragraph are not required to be made will be carried forward and taken into account in any subsequent adjustment.

The holders of the Notes may, in some circumstances, be deemed to have received a dividend or other distribution subject to tax as a result of an adjustment (or absence of an adjustment) to the Conversion Price.

In addition, we may decrease the Conversion Price by any amount for any period of at least 20 days, in which case we will give at least 15 days’ notice of that decrease, if our Board of Directors determines that such decrease would be in our best interests. No decrease will be taken into account for purposes of determining whether the Closing Price of our common stock exceeds the Conversion Price by 105% in connection with an event that otherwise would be a Change of Control. See “—Change of Control.”

In addition, we may make any reductions in the Conversion Price that the Board of Directors deems advisable to avoid or diminish any income tax to holders of shares of common stock resulting from any dividend or distribution of common stock, or rights to acquire common stock, or from any event treated as a dividend or distribution for income tax purposes or for any other reason.

Redemption; Offers To Purchase; Open Market Purchases

The Notes are not redeemable at our option. We are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, we may be required to offer to purchase Notes as described under the caption “—Change of Control”. We may at any time and from time to time purchase Notes in the open market or otherwise.

Subordination

The payment of the principal of, premium, if any, and interest on the Notes will, to the extent described in the Indenture, be subordinate in right of payment to the prior payment in full when due of all the Company’s obligations with respect to existing and future Senior Indebtedness, including its guarantee of the 12¾% Senior Subordinated Notes due 2009 of ChipPAC International Company Limited.

Virtually all of the Company’s operations are conducted through its subsidiaries. As a result, the Company’s cash flow and its ability to service its debt, including the Notes, is dependent upon the earnings of its subsidiaries. In addition, the Company is dependent on the distribution of earnings, loans or other payments by its subsidiaries.

The Company’s subsidiaries are separate and distinct legal entities. None of the Company’s subsidiaries are guaranteeing the notes. As a result, these subsidiaries have no obligation to pay any amounts due on the Notes or to provide the Company with funds for its payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by subsidiaries to the Company could be subject to statutory or contractual restrictions. Payments to the Company by its subsidiaries will also be contingent upon its subsidiaries’ earnings and business considerations.

The Company’s right to receive any assets of its subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the Notes to participate in those assets, will be effectively subordinated to the claims of those subsidiaries’ creditors, including trade creditors. In addition, even if the Company were a creditor of any of its subsidiaries, the Company’s rights as a creditor would be subordinate to any security interest in the assets of its subsidiaries and any indebtedness of its subsidiaries senior to that held by the Company.

As of September 30, 2003, the Company had approximately $165.0 million of Senior Indebtedness, including its senior guarantee of ChipPAC International Company Limited’s obligations under the Credit Agreement and its senior subordinated guarantee of ChipPAC International Company Limited’s obligations under its 12¾% Senior Subordinated Notes due 2009. In addition, as of September 30, 2003, the Company’s subsidiaries had $259.8 million of outstanding indebtedness and other liabilities, including their guarantees of the senior credit facility and 12¾% senior subordinated notes, as well as trade payables. All of such indebtedness would be structurally senior to the notes.

Neither the Company nor its subsidiaries are prohibited from incurring Senior Indebtedness or any other indebtedness or liabilities under the Indenture. The Company expects additional indebtedness and other liabilities, including Senior Indebtedness, in the future.

Payment of Notes

We are not permitted to pay principal of, premium, if any, or interest on, the Notes and may not repurchase, redeem or otherwise retire any Notes (collectively, “pay the Notes”) if either of the following (each, a “Payment Default”) occurs:

•	any Obligations with respect to Senior Indebtedness are not paid in full when due; or

•	any other default on Senior Indebtedness occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms;

unless, in either case, the Payment Default has been cured or waived and any such acceleration has been rescinded in writing or such Senior Indebtedness has been paid in full in cash. Regardless of the foregoing, we are permitted to pay the Notes without regard to the foregoing if we and the trustee receive written notice approving such payment from the representative of the Senior Indebtedness with respect to which the Payment Default has occurred and is continuing.

During the continuance of any default (other than a Payment Default) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, we are not permitted to pay the Notes for a period (a “Payment Blockage Period”) commencing upon the receipt by the trustee (with a copy to the Company) of written notice (a “Blockage Notice”) of such default from the representative of the holders of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter. The Payment Blockage Period will end earlier if such Payment Blockage Period is terminated:

•	by written notice to the Trustee and the Company from the person or persons who gave such Blockage Notice;

•	because no defaults continue in existence that would permit the acceleration of the maturity of any Designated Senior Indebtedness at such time; or

•	because such Designated Senior Indebtedness has been repaid in full in cash.

Notwithstanding the provisions described above, unless the holders of such Designated Senior Indebtedness or the representative of such holders have accelerated the maturity of such Designated Senior Indebtedness, or any Payment Default otherwise exists, we are permitted to resume payments on the notes after the end of such Payment Blockage Period. The Notes shall not be subject to more than one Payment Blockage Period in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period, except that if any Blockage Notice is delivered to the Trustee by or on behalf of holders of Designated Senior Indebtedness (other than holders of the Bank Indebtedness), a representative of holders of Bank Indebtedness may give another Blockage Notice within such period. However, in no event may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any consecutive 360-day period, and there must be 181 days during any consecutive 360-day period during which no Payment Blockage Period is in effect.

Upon any payment or distribution by us upon any liquidation, dissolution, winding up, assignment for the benefit of creditors or marshaling of our assets or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or our property:

•	the holders of Senior Indebtedness will be entitled to receive payment in full in cash of all obligations with respect to such Senior Indebtedness before the holders of Notes are entitled to receive any payment or distribution; and

•	until all Obligations with respect to Senior Indebtedness are paid in full in cash, any payment or distribution to which holders of Notes would be entitled but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness as their interests may appear, except that holders of Notes may receive certain Capital Stock and subordinated debt obligations.

If a distribution is made to holders of Notes that, due to the subordination provisions, should not have been made to them, such holders are required to hold it in trust for the holders of Senior Indebtedness and pay it over to them as their interests may appear.

If payment of the Notes is accelerated because of an event of default, we or the trustee shall promptly notify the holders of Senior Indebtedness or the representative of such holders of the acceleration. If any Designated Senior Indebtedness is outstanding at the time of such acceleration, we may not pay the Notes until five business days after the representatives of all the issues of Designated Senior Indebtedness receive notice of such acceleration and, thereafter, may pay the Notes only if the indenture otherwise permits payment at that time.

By reason of the subordination provisions contained in the Indenture, in the event of insolvency, our creditors who are holders of Senior Indebtedness may recover more, ratably, than the noteholders.

Certain Definitions

“Bank Indebtedness” means all Obligations pursuant to the Credit Agreement.

“Board of Directors” means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

“Capital Stock” of any person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Closing Price” on any Trading Day with respect to the per share price of common stock means the last reported sales price regular way or, in case no such reported sale takes place on such Trading Day, the average of the reported closing bid and asked prices regular way, in either case on The New York Stock Exchange or, if the common stock is not listed or admitted to trading on The New York Stock Exchange, on the principal national securities exchange on which the common stock is listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, on the National Association of Securities Dealers Automated Quotations National Market System or, if the common stock is not listed or admitted to trading on any national securities exchange or quoted on such National Market System, the average of the closing bid and asked prices in the over-the-counter market as furnished by any New York Stock Exchange member firm that is selected from time to time by the Company for that purpose and is reasonably acceptable to the Trustee.

“Credit Agreement” means the Credit Agreement dated as of August 5, 1999, by and among the Company, certain subsidiaries of the Company, the lenders referred to therein and Credit Suisse First Boston, as administrative agent, together with the related documents thereto (including, without limitation, the term loans and revolving loans thereunder, any guarantees and security documents), as amended, extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and related document) governing Indebtedness incurred to refund or refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or a successor Credit Agreement, whether by the same or any other lender or group of lenders.

“Currency Agreement” means in respect of a person any foreign exchange contract, currency swap agreement or other similar agreement designed to protect such person against fluctuations in currency values.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Senior Indebtedness” means (1)(a) the Bank Indebtedness (including our Guarantee of such Bank Indebtedness); provided, however, that Bank Indebtedness outstanding under any Credit Agreement that is Refinanced (as defined in the Indenture) in part, but not in whole, shall only constitute Designated Senior Indebtedness if it meets the requirements of succeeding clause (2) and (b) the 12¾% Senior Subordinated Notes due 2009 of ChipPAC International Company Limited (including our Guarantee thereof); and (2) any other Senior Indebtedness that, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $10.0 million and is specifically designated in the instrument evidencing or governing such Senior Indebtedness as “Designated Senior Indebtedness” for purposes of the Indenture.

“Guarantee” means any obligation, contingent or otherwise, of any person directly or indirectly guaranteeing any Indebtedness of any person and any obligation, direct or indirect, contingent or otherwise, of such person:

(1)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2)	entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning. The term “Guarantor” shall mean any person Guaranteeing any obligation.

“Hedging Obligations” of any person means the obligations of such person pursuant to any Interest Rate Agreement or Currency Agreement.

“Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a person existing at the time such person becomes a subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be incurred by such person at the time it becomes a subsidiary. The term “Incurrence”, when used as a noun shall have a correlative meaning.

“Indebtedness” means, with respect to any person on any date of determination (without duplication):

(1)	the principal in respect of (A) indebtedness of such person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

(2)	all Capital Lease Obligations (as defined in the Indenture) of such person and all Attributable Debt (as defined in the Indenture) in respect of Sale/Leaseback Transactions (as defined in the Indenture) entered into by such person;

(3)	all obligations of such person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such person and all obligations of such person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(4)	all obligations of such person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth business day following payment on the letter of credit);

(5)	the amount of all obligations of such person with respect to the redemption, repayment or other repurchase of any Capital Stock of such person or any subsidiary of such person or that are determined by the value of such Capital Stock, the principal amount of such Capital Stock to be determined in accordance with the Indenture;

(6)	all obligations of the type referred to in clauses (1) through (5) of other persons and all dividends of other persons for the payment of which, in either case, such person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(7)	all obligations of the type referred to in clauses (1) through (6) of other persons secured by any Lien on any property or asset of such person (whether or not such obligation is assumed by such person), the amount of such obligation being deemed to be the lesser of the value of such property or assets and the amount of the obligation so secured; and

(8)	to the extent not otherwise included in this definition, Hedging Obligations of such person.

The amount of Indebtedness of any person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided, however, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time.

“Interest Rate Agreement” means in respect of a person any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect such person against fluctuations in interest rates.

“Issue Date” means May 28, 2003.

“Obligations” means with respect to any Indebtedness all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, and other amounts payable pursuant to the documentation governing such Indebtedness.

“Preferred Stock”, as applied to the Capital Stock of any person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such person, over shares of Capital Stock of any other class of such person.

“principal” of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

“Registration Rights Agreement” means the registration rights agreement, dated May 28, 2003, among the Company and Lehman Brothers Inc.

“Senior Indebtedness” of any Person means all (1) Bank Indebtedness of or Guaranteed by such Person, whether outstanding on the Issue Date or thereafter Incurred, and (2) Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred, including interest thereon, in respect of (A) Indebtedness for money borrowed, (B) Indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable and (C) Hedging Obligations, unless, in the case of (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are subordinate in right of payment to the obligations under the Notes; provided, however, that Senior Indebtedness shall not include (i) any obligation of such Person to any subsidiary of such Person, (ii) any liability for federal, state, local or other taxes owed or owing by such Person, (iii) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guaranties thereof or instruments evidencing such liabilities), or (iv) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture (but as to any such Indebtedness under the Credit Agreement, no such violation shall be deemed to exist if the Representative of the Lenders thereunder shall have received an officers’ certificate of the Company to the effect that the issuance of such Indebtedness does not violate such covenant and setting forth in reasonable detail the reasons therefor).

“Trading Day” means each Monday, Tuesday, Wednesday, Thursday and Friday, other than any day on which securities are not traded on the applicable securities exchange or in the applicable securities market.

Change of Control

Upon the occurrence of any of the following events (each a “Change of Control”), each holder shall have the right to require that the Company repurchase such holder’s Notes at a purchase price in cash equal to 100% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to, but not including, the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

(1)	any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of a majority in the aggregate of the total voting power of the Voting Stock (as defined in the Indenture) of the Company or has the power, directly or indirectly, to elect a majority of the members of the Board of Directors of the Company (for the purposes of this clause (1), such person shall be deemed to (A) beneficially own any Voting Stock of a person (the “specified person”) held by any other person (the “parent entity”) so long as such person beneficially owns (as so defined), directly or indirectly, in the aggregate a majority of the voting power of the Voting Stock of the parent entity) and (B) have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time);

(2)	the merger or consolidation of the Company with or into another person or the merger of another person with or into the Company, or the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another person other than a transaction following which holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own, directly or indirectly, at least a majority of the voting power of the Voting Stock of the surviving person; or

(3)	the adoption of a plan relating to the liquidation or dissolution of the Company.

On or prior to the purchase date, we will deposit with a paying agent funds sufficient to pay the aggregate purchase price of the Notes which is to be paid on the purchase date. A Change of Control will not be deemed to have occurred:

•	if the Closing Price of our common stock for any five Trading Days during the 10 Trading Days immediately preceding the Change of Control is at least equal to 105% of the Conversion Price immediately preceding the Change of Control; or

•	100% of the consideration (excluding cash payments for fractional shares) received or to be received by the holders of shares of our common stock in the transaction or transactions constituting a Change of Control consists of shares of common stock, or American depositary shares representing shares of common stock, that are, or upon issuance will be, traded on a national securities exchange in the United States or through the Nasdaq National Market and as a result of such transaction or transactions the Notes become convertible solely into such common stock.

Within 10 business days following any Change of Control, we will mail a notice to each holder with a copy to the Trustee (the “Change of Control Offer”) stating:

(1)	that a Change of Control has occurred and that such holder has the right to require us to purchase such holder’s Notes at a purchase price in cash equal to 100% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to, but not including, the date of purchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2)	the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control);

(3)	the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4)	the instructions, as determined by us, consistent with the covenant described hereunder, that a holder must follow in order to have its Notes purchased.

To exercise the purchase right, the holder of a Note must deliver, on or before the close of business on the business day prior to the Change of Control purchase date, a written notice to us and the Trustee of the holder’s exercise of the right. This notice must specify the Note or Notes with respect to which the right is being exercised. In addition, if the purchase date falls between the relevant record date and the succeeding interest payment date, the holder will also be required to deliver with the Notes to be purchased a payment in cash equal to the interest that the holder is to receive on the interest payment date.

We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described hereunder by virtue of our compliance with such securities laws or regulations.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. We could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness, including Senior Indebtedness, outstanding at such time or otherwise affect our capital structure or credit ratings. The Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction. The incurrence of significant amounts of additional Indebtedness could adversely affect our ability to service our debt, including the Notes.

We may not repurchase any Note at any time when the subordination provisions of the indenture otherwise would prohibit us from making such repurchase. If we fail to repurchase the Notes when required, this failure will constitute an event of default under the indenture whether or not repurchase is permitted by the subordination provisions of the indenture.

If a Change of Control were to occur, we may not have sufficient funds to pay the Change of Control purchase price for the Notes tendered by holders. In addition, our senior credit facilities available pursuant to the Credit Agreement and the indenture governing our existing 12 ¾% Senior Subordinated Notes contain (and future indebtedness that we may incur may contain) change in control provisions that permit holders of that debt to accelerate or require us to repurchase that indebtedness upon the occurrence of events similar to a Change of Control. We cannot assure you that sufficient funds will be available when necessary to make any required purchases. See “Risk Factors—We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the notes.”

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Company to any person. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require the Company to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relative to our obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

Merger and Consolidation

We may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to, any successor person, unless:

•	the successor person, if any, is a corporation, limited liability company, partnership, trust or other entity organized and existing under the laws of the United States, or any state of the United States, and assumes the Company’s obligations on the Notes and under the Indenture,

•	immediately after giving effect to the transaction, and treating any indebtedness which becomes an obligation of the Company or any subsidiary as a result of the transaction as having been incurred by it at the time of the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, and

•	certain other conditions are met.

Defaults

Each of the following is an Event of Default:

(1)	a default in the payment of interest on the Notes when due, continued for 30 days, whether or not prohibited by the subordination provisions of the indenture;

(2)	a default in the payment of principal of or premium, if any, on any Note when due at its Stated Maturity (as defined in the Indenture), upon required purchase, upon declaration of acceleration or otherwise, whether or not prohibited by the subordination provisions of the Indenture;

(3)	the failure by the Company to comply with its obligations under “—Merger and Consolidation” above;

(4)	the failure by the Company to comply for 30 days after notice with any of its obligations in the covenants described above under “—Change of Control” (other than its obligation to purchase Notes that have been submitted for purchase);

(5)	the failure by the Company to comply for 60 days after notice with its other agreements contained in the Indenture;

(6)	Indebtedness of the Company is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $15.0 million (the “cross acceleration provision”); or

(7)	certain events of bankruptcy, insolvency or reorganization of the Company (the “bankruptcy provisions”).

However, a default under clauses (4) and (5) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Any payment by the Company on the Notes following any such acceleration will be subject to the subordination provisions described above. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, or the right to convert the Notes, no holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such holder has previously given the Trustee notice that an Event of Default is continuing;

(2)	holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3)	such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after receipt thereof and the offer of security or indemnity; and

(5)	holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability.

If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers determines that withholding notice is not opposed to the interest of the holders of the Notes. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or propose to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected thereby, an amendment or waiver may not, among other things:

(1)	reduce the amount of Notes whose holders must consent to an amendment;

(2)	reduce the rate of or extend the time for payment of interest on any Note;

(3)	reduce the principal of, or any premium on, or extend the Stated Maturity of, any Note;

(4)	make any Note payable in money other than that stated in the Note;

(5)	impair the right of any holder of the Notes to receive payment of principal of and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;

(6)	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions;

(7)	make any change in the ranking or priority of any Note that would adversely affect the holders of the Notes;

(8)	make any change in the right of the holders to convert the Notes as provided in the Indenture that would adversely affect the holders of the Notes; or

(9)	make any change to the adjustment of the Conversion Price that would adversely affect the holders of Notes, except as provided in the Indenture.

Notwithstanding the preceding paragraph, without the consent of any holder of the Notes, the Company and Trustee may amend the Indenture:

(1)	to cure any ambiguity, omission, defect or inconsistency;

(2)	to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture;

(3)	to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

(4)	to add guarantees with respect to the Notes or to secure the Notes;

(5)	to add to the covenants of the Company for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company;

(6)	to make any change that does not adversely affect the rights of any holder of the Notes; or

(7)	to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act.

However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights under any Senior Indebtedness of the Company then outstanding unless the holders of such Senior Indebtedness (or their Representative) consent to such change in the manner provided under the terms of such Senior Indebtedness.

The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, we are required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

Transfer

The Notes have been issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Satisfaction and Discharge

We may discharge our obligations under the Indenture (except as to any surviving rights of conversion, registration of transfer or exchange) while Notes remain outstanding if all outstanding Notes will become due and payable at their scheduled maturity within 90 days and we have deposited with the Trustee an amount sufficient to pay and discharge all outstanding Notes on the date of their scheduled maturity. Notwithstanding the satisfaction and discharge of the Indenture, certain other obligations of the Company shall survive until the Notes have been paid in full.

Purchase and Cancellation

All Notes surrendered for payment, registration of transfer or exchange or conversion shall, if surrendered to any person other than the Trustee, be delivered to the Trustee. All Notes delivered to the Trustee shall be canceled promptly by the Trustee. No Notes shall be authenticated in exchange for any Notes canceled as provided in the Indenture.

We may, to the extent permitted by law, purchase Notes in the open market or by tender offer at any price or by agreement. Any Notes purchased by us may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the Trustee for cancellation. Any Notes surrendered for cancellation may not be reissued or resold and will be promptly canceled.

Replacement of Notes

We will replace mutilated, destroyed, stolen or lost Notes at your expense upon delivery to the Trustee of mutilated Notes or evidence of the loss, theft or destruction of the Notes satisfactory to us and the Trustee. In the case of a lost, stolen or destroyed Note, indemnity satisfactory to the Trustee and us may be required at the expense of the holder of such Note before a replacement will be issued.

Concerning the Trustee

U.S. Bank National Association is to be the Trustee under the Indenture. We have appointed U.S. Bank National Association as Registrar and Paying Agent with regard to the Notes.

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company will have any liability for any obligations of the Company under the Notes, the Indenture or the Registration Rights Agreement or for any claim based on, in respect of, or by reason of such obligations or their creation. Each holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under the U.S. federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Governing Law

The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry, Delivery and Form

We have issued the Notes in the form of one or more global notes (the “Global Note”). The Global Note has been deposited with, or on behalf of, the Depository and registered in the name of the Depository or its nominee. Except as set forth below, the Global Note may be transferred, in whole and not in part, only to the Depository or another nominee of the Depository. Holders may hold their beneficial interests in the Global Note directly through the Depository if they have an account with the Depository or indirectly through organizations which have accounts with the Depository. The Depository has advised the Company as follows:

•	the Depository is a limited-purpose trust company organized under the laws of the State of New York,

•	a member of the Federal Reserve System,

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code,

•	and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

The Depository was created to hold securities of institutions that have accounts with the Depository (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depository is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the Depository’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (collectively, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly. The Rules applicable to the Depositary and its participants and indirect participants are on file with the SEC.

The Company expects that pursuant to procedures established by the Depository, upon the deposit of the Global Note with the Depository, the Depository will credit, on its book-entry registration and transfer system, the principal amount of Notes represented by such Global Note to the accounts of participants. Ownership of beneficial interests in the Global Note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depository (with respect to participants’ interests), the participants and the indirect participants (with respect to the owners of beneficial interests in the Global Note other than participants).

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the Global Note.

So long as the Depository, or its nominee, is the registered holder and owner of the Global Note, the Depository or such nominee, as the case may be, will be considered the sole legal owner and holder of any related Notes evidenced by the Global Note for all purposes of such Notes and the Indenture. The Depository has no knowledge of the actual beneficial owners of the Notes; the Depository’s records reflect only the identity of the participants to whose accounts such Notes are credited, which may or may not be the beneficial owners. The participants and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers. Except as set forth below, as an owner of a beneficial interest in the Global Note, you will not be entitled to have the Notes represented by the Global Note registered in your name, will not receive or be entitled to receive physical delivery of certificated Notes and will not be considered to be the owner or holder of any Notes under the Global Note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the Global Note desires to take any action that the Depository, as the holder of the Global Note, is entitled to take, the Depository would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Conveyance of notices and other communications by the Depository to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of Notes may wish to take certain steps to augment transmission to them of notices of significant events with respect to the Notes, such as redemptions, tenders, defaults and proposed amendments to any security documents. Beneficial owners of Notes may wish to determine whether the nominee holding the Notes for their benefit has agreed to obtain and transmit notices to beneficial owners, or in the alternative, beneficial owners may wish to provide their names and addresses to the registrar and request that copies of the notices be provided directly to them.

We will make payments of principal of, premium, if any, and interest on Notes represented by the Global Note registered in the name of and held by the Depository or its nominee to the Depository or its nominee, as the case may be, as the registered owner and holder of the Global Note.

We expect that the Depository or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the Global Note will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of the Depository or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the Global Note held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Note for any Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depository and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the Global Note owning through such participants.

Although the Depository has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of the Depository, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Under such circumstances, in the event that a successor securities depository is not obtained, Note certificates are required to be printed and delivered as described below under “—Certificated Notes.” Neither the Trustee nor the Company will have any responsibility or liability for the performance by the Depository or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

The information in this section concerning the Depository and the Depository’s book-entry system has been obtained from sources that the Company believes to be reliable, but neither the Company nor the initial purchaser take any responsibility for the accuracy thereof.

Certificated Notes

Subject to certain conditions, the Notes represented by the Global Note are exchangeable for certificated Notes in definitive form of like tenor in denominations of $1,000 and integral multiples thereof if

(1)	the Depository notifies us that it is unwilling or unable to continue as Depository for the Global Note or the Depository ceases to be a clearing agency registered under the Exchange Act and, in either case, we are unable to locate a qualified successor within 90 days;

(2)	we in our discretion at any time determine not to have all the Notes represented by the Global Note; or

(3)	a default entitling the holders of the Notes to accelerate the maturity thereof has occurred and is continuing.

Any Note that is exchangeable as described above is exchangeable for certificated Notes issuable in authorized denominations and registered in such names as the Depository shall direct. Subject to the foregoing, the Global Note is not exchangeable, except for a Global Note of the same aggregate denomination to be registered in the name of the Depository or its nominee. In addition, such certificates will bear the legend referred to under “Transfer Restrictions” (unless we determine otherwise in accordance with applicable law), subject, with respect to such certificated Notes, to the provisions of such legend.

Same-Day Payment

The Indenture requires us to make payments in respect of Notes (including principal, premium and interest) by wire transfer of immediately available funds to the U.S. dollar accounts with banks in the U.S. specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder’s registered address.

DESCRIPTION OF CAPITAL STOCK

General Matters

The total amount of our authorized capital stock consists of 250,000,000 shares of Class A common stock and 250,000,000 shares of Class B common stock. As of November 17, 2003, we had 97,103,932 shares of Class A common stock and no shares of Class B common stock outstanding. The following summary of provisions of our capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws, which are included as exhibits to documents which are incorporated by reference into this prospectus, and by the provisions of applicable law. We urge you to read our certificate of incorporation and bylaws because they, and not this description, will define your rights as a holder of our Class A common stock. You may request copies of these documents at our address provided under “Where You Can Find More Information.”

The certificate of incorporation and bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change of control of us unless the takeover or change of control is approved by our board of directors.

Class A Common Stock

Subject to the prior rights of the holders of any series of preferred stock, the holders of outstanding shares of Class A common stock are entitled to receive dividends out of assets legally available therefor at that time and in amounts as the board of directors may from time to time determine. Holders of Class A common stock have no preemptive or subscription rights to purchase any of our securities. A holder of Class A common stock will, at its option, be able to convert its shares of Class A common stock into shares of Class B common stock on a share-for-share basis at any time. Upon our liquidation, dissolution or winding up, the holders of Class A common stock are entitled to receive pro rata, together with holders of our Class B common stock, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any series of preferred stock then outstanding. Each outstanding share of Class A common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting. Except as otherwise required by law or the certificate of incorporation, the holders of Class A common stock and the holders of Class A convertible preferred stock vote together as a single class on all matters submitted to a vote of stockholders.

Our Class A common stock is listed on the Nasdaq National Market under the symbol “CHPC.”

Class B Common Stock

We have authorized 250,000,000 shares of Class B common stock. The holders of Class B common stock are entitled to the same rights, privileges, benefits and notices as the holders of Class A common stock, except that the holders of Class B common stock are:

•	not entitled to vote, except as required by law; and

•	able to convert their shares into Class A common stock on a share-for-share basis at any time.

Preferred Stock

Our board of directors may, without further action by its stockholders, from time to time, direct the issuance of shares of preferred stock in a series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of us before any payment is made to the holders of shares of common stock. The issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. Upon completion of this offering and after the application of the net proceeds from this offering, there will be no shares of preferred stock outstanding.

Other Provisions of the Certificate of Incorporation and Bylaws

The certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The certificate of incorporation and the bylaws provide that, except as otherwise required by law, special meetings of stockholders can only be called through a resolution adopted by a majority of the board of directors or by our chief executive officer. Stockholders will not be permitted to call a special meeting or to require the board to call a special meeting.

The bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary written notice no later than 60 days and no more than 90 days before the meeting, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws do not give the board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Our certificate of incorporation and bylaws provide that the affirmative vote of holders of at least 662/3% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal some of their provisions, unless the amendment or change has been approved by a majority of the directors not affiliated or associated with any person or entity holding 20% or more of the voting power of our outstanding capital stock, other than the funds affiliated with Bain Capital and Citicorp Venture Capital, Ltd. and their affiliates. This requirement of a super-majority vote to approve amendments to the certificate of incorporation and bylaws could enable a minority of our stockholders to exercise veto power over any amendments.

Provisions of Delaware Law Governing Business Combinations

We are not subject to the provisions of Section 203 of the General Corporation Law of Delaware regulating takeovers. Section 203 generally makes it more difficult for a third party to take control of a company by prohibiting a third party owning more than 15% of the company’s stock from entering into transactions with the company unless the board of directors or stockholders unaffiliated with the third party approve either the third party or the transaction at issue, before the third party becomes a 15% owner or the third party acquires at least 85% of the company’s stock.

Limitations on Liability and Indemnification of Officers and Directors

Our certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, the certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We have entered into indemnification agreements with its current directors and executive officers expects to enter into a similar agreement with any new directors or executive officers.

Registration Rights

We, Bain Capital, Inc. and Citicorp Venture Capital, Ltd. and their affiliates, have entered into registration agreements which provide for “demand” registration rights to cause us to register under the Securities Act all or part of the shares of our stock held by them, as well as “piggyback” registration rights. Currently, approximately 28,552,145 shares of our Class A common stock have restrictions on resale and are subject to these registration rights. We believe that all of the other shares of our Class A common stock are freely tradable. Specifically, the registration agreement provides that:

•	the holders of a majority of our registrable securities originally held by Bain Capital and Citicorp Venture Capital and their affiliates may require us, at our expense, to register any or all of the stock held by them on a “long-form” registration statement or, if available, a “short-form” registration statement; and

•	all holders of registrable securities may request that their eligible stock be included whenever we register any of our securities under the Securities Act with specified exceptions.

In connection with those registrations, we have agreed to indemnify all holders of registrable securities against liabilities set forth in the registration agreement, including liabilities under the Securities Act.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company.

LEGAL MATTERS

Some of the legal matters in connection with the validity of the notes and the Class A common stock will be passed upon for ChipPAC by Kirkland & Ellis LLP, Los Angeles, California. Partners of Kirkland & Ellis LLP are partners in Randolph Street Partners, which acquired less than 1.0% of ChipPAC, Inc.’s Class A common stock in connection with the closing of our 1999 recapitalization. The initial purchaser has been represented by Cravath, Swaine & Moore LLP, New York, New York. Kirkland & Ellis LLP has, from time to time, represented, and may continue to represent, the initial purchaser and some of its affiliates in connection with various legal matters, and Bain Capital and some of its affiliates (including ChipPAC and our direct and indirect subsidiaries) in connection with various legal matters.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.